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Exhibit 12.2

Vertex Pharmaceuticals Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands)

	1999	2000	2001	2002	2003	6 Months Ended June 30, 2004
Loss from continuing operations before cumulative effects of changes in accounting principles and loss of equity investee	$(47,561)	$(41,370)	$(79,567)	$(136,958)	$(266,413)	$(84,707)
Fixed Charges:
Interest expense and amortization of deferred issuance costs	1,704	11,653	19,318	17,684	17,298	9,008
Appropriate rental obligations	2,686	2,934	5,098	5,230	10,829	2,700
Total fixed charges	$4,390	$14,587	$24,416	$22,914	$28,127	$11,708
Loss from continuing operations before cumulative effects of changes in accounting principles and loss of equity investee, plus fixed charges	$(43,171)	$(26,783)	$(55,151)	$(114,044)	$(238,286)	$(72,999)
Ratio of earnings to fixed charges	*	*	*	*	*	*

*
Due to the Company's loss from continuing operations for the years ended December 31, 1999, 2000, 2001, 2002, 2003 and for the six months ended June 30, 2004 earnings were insufficient to cover fixed charges by $47,561,000, $41,370,000, $79,567,000, $136,958,000, $266,413,000 and $84,707,000, respectively.

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Vertex Pharmaceuticals Incorporated Computation of Ratio of Earnings to Fixed Charges (Amounts in thousands)